Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL YEAR 2014 RESULTS

MONTREAL, Quebec, Canada, February 19, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”), announces its fourth quarter and fiscal year results for the period ended December 31, 2014. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Full year 2014 gold sales of 94,503 ounces a significant 49% increase over 2013 levels, with annual cash cost per ounce of CAN$956 (US$866) 15% below 2013 levels; Q4 2014 gold sales of 21,666 ounces up 4% over prior year period with cash cost per ounce down 15% to CAN$981 (US$864);

  2014 revenues up 47% to $132.2 million; net earnings from continuing operations of $8.2 million, or $0.18 per share; notably above 2013 revenues of $90.2 million, net loss from continuing operations of ($33.2) million, or ($0.84) per share;

  2014 operating cash flow up 689% to $27.3 million, or $0.60 per share, compared to 2013 operating cash flow of $3.5 million, or $0.09 per share;

  Q4 2014 revenues of $29.6 million; net earnings from continuing operations of $1.0 million, or $0.02 per share; Q4 2013 revenues were $27.8 million, and the net loss from continuing operations was ($28.7) million, or ($0.72) per share;

  Balance sheet: cash balance at December 31, 2014 of $35.3 million, working capital of $34.8 million, and minimal long-term debt of $5.7 million; Cash balance of $67.5 million as of February 11, 2015, following closing of financing;

  2014 production successfully replaced: total Proven & Probable Reserves of 217,950 gold ounces grading 6.43 g/t as at December 31, 2014, versus 218,150 gold ounces grading 4.98 g/t at the end of 2013;

  Island Gold Mine increases Proven and Probable Mineral Reserves 28% net of 2014 mining depletion;

  Transformational development plans at Island Gold announced for 2015 to position the mine for future growth by unlocking the value of the Resource extension at depth: $27.6 million of accelerated project and exploration costs planned in addition to forecasted sustaining capital expenditures of $20.7 million;

  New Island Gold Mine step-out exploration drill hole at depth reaffirms significant potential for expansion of the deposit along strike and at depth;

  2015 production forecast of 78,000 to 88,000 ounces of gold at a cash cost of CAN$935 – CAN$1,035.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Mr. Renaud Adams, President and CEO of Richmont Mines commented: “I am very pleased to be able to report that our operations exceeded production expectations in 2014, with annual gold sales that were the second highest production level in Richmont’s 30+ year history. Our mines also improved their overall efficiency, which is a testament to the capability, execution and dedication of our team, and provides Richmont with a strong financial foundation to reposition our Island Gold Mine into a longer-life, higher-grade gold asset with the ability to increase both production and cash flow levels.

Richmont’s operational focus in 2014 was on delivering profitable gold production. Our Island Gold Mine in Ontario met this objective, generating 45% of Richmont’s annual consolidated gold sales at a cash cost per ounce that was 13% below 2013 levels. Our Quebec assets also delivered solid operational results in 2014. The Beaufor Mine maintained a strong performance momentum throughout the year, generating a notable 16% increase in processed grade and 13% decrease in cash cost per ounce of gold sold, and the Monique open-pit mine exceeding annual production expectations. With mining operations now finished at Monique, our focus in Quebec for 2015 remains squarely on generating net free cash flow from our Beaufor Mine during the year.

While 2014 was a year of preparation and transition, 2015 will be one of action and repositioning. The proceeds from our recently completed financing gives us the financial flexibility to leverage our strong cash position to execute our accelerated development plans that will reposition and unlock the significant value of our Island Gold Mine. We are holding ourselves accountable to our shareholders, employees and our other stakeholders to continue to execute our accelerated work plans on schedule, and to continue to do so, maintaining Richmont’s long history of prudent financial management.”

Mr. Adams concluded “On a personal note, I am very pleased to have been given the opportunity to take the helm of Richmont at such an important inflection point. Island Gold provides Richmont with the strongest organic growth profile in the Corporation’s history, as it is an excellent asset with the potential to deliver long-term production growth from a mining-friendly and safe jurisdiction for many years to come. To unlock this value we have embarked on what will be a transformational year, and I look forward to working closely with our dedicated team as we continue to create long-term value for our shareholders.”

Q4 2014 Results

Revenues for the fourth quarter of 2014 were $29.6 million, compared to $27.8 million in the comparable period of 2013. The year-over-year increase reflects strong results from the Quebec assets, with higher gold ounce sales at the Beaufor and Monique mines, and a 2% increase in the average realized gold price in Canadian dollars. Partially offsetting these, were lower gold ounce sales at the Island Gold Mine that stemmed from lower processed tonnage in the period as a result of fewer available mining faces following reduced levels of development in the first half of the year. This trend will improve following the initiation of accelerated short-term development work in the fourth quarter of 2014. This work is expected to reposition the mine with greater accessible ore inventory in the near-term, and efforts will be further reinforced by the $9.3 million of sustaining capital expenditures planned for Island Gold in 2015. In the fourth quarter of 2014, 21,666 ounces of gold were sold at an average price of CAN$1,361 (US$1,198), versus gold sales of 20,918 ounces at an average price of CAN$1,328 (US$1,265) in the fourth quarter of 2013.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Richmont generated net earnings of $1.0 million, or $0.02 per share, in the fourth quarter of 2014, versus a net loss from continuing operations of ($28.7) million, or ($0.72) per share, in the fourth quarter of 2013. The improved results reflect lower cost of sales in the current period that was driven by improved tonnage and recovered grades at the Quebec assets resulting in lower cash costs per ounce sold. The year-over-year improvement in net earnings similarly reflects charges in the same period of 2013 totalling $22.7 million, or $0.57 per share, that included a non-cash write-down on the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt financing agreement. The year-over-year improved financial results similarly reflect a higher average realized gold sales price combined with a 4% increase in the number of gold ounces sold.

Cost of sales totalled $25.1 million in the fourth quarter of 2014, a 19% decrease from $31.0 million in the same period of 2013, largely attributable to the 15% decrease in the average cash cost per ounce of gold sold in the current period together with a 12% decrease in processed tonnage year-over-year. The improvement similarly reflects high depreciation costs at the W Zone operation in the year-ago period following a reduction in the Reserves at the mine. The average cash cost per ounce of gold sold totalled CAN$981 (US$864) in the fourth quarter of 2014 versus CAN$1,156 (US$1,102) in the year-ago period, as lower year-over-year costs at the Beaufor and Monique mines offset the higher Island Gold Mine cash cost anticipated with the onset of the Corporation’s accelerated development work at the mine.

The Corporation spent $2.5 million on exploration and project evaluation efforts in the fourth quarter of 2014, versus $0.9 million in the same period of 2013. This increase primarily reflects higher exploration and project evaluation costs of the deeper Q Zone incurred at the Beaufor Mine property in the current quarter. These increases were partially offset by slightly lower costs incurred at the Island Gold Mine as activity focus was shifted from exploration to accelerated development in the period, as well as lower project evaluation expenses at the Wasamac Gold Property year-over-year. In the fourth quarter of 2014, the Corporation made a $1.2 million adjustment to the exploration tax credits of previous years. In the fourth quarter of 2013, the Corporation applied $0.1 million of tax credits.

Financial Position

At December 31, 2014, the cash balance was $35.3 million, compared with $37.9 million of cash at September 30, 2014, and $17.6 million at December 31, 2013. At December 31, 2014, Richmont Mines had working capital of $34.8 million, long-term debt of $5.7 million, and 48.3 million shares outstanding. The Corporation had a cash balance of $67.5 million as of February 11, 2015, following the successful closure of the bought financing deal that was announced in mid-January 2015.

Recent News

Mr. Renaud Adams Appointed President and CEO of Richmont

In mid-October Richmont announced the appointment of Mr. Renaud Adams to the position of President and Chief Executive Officer effective November 15, 2014. Mr. Adams has 20 years of mining experience, and most recently served as President and Chief Operating Officer at Primero Mining Corp. In prior roles, Mr. Adams served as Senior Vice-President, Americas Operations, at IAMGOLD Corporation, and held various senior positions with Cambior Inc. and Breakwater Resources Ltd. Mr. Adams holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University. Please see the October 17, 2014 and November 17, 2014 press releases for additional details.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Favourable Island Gold Step-Out Exploration Results Announced

In September 2014, the Corporation announced that it would conduct a limited deep exploration drilling program to test part of the down plunge projection of the Island Gold deposit to the east, the first results of which were published on January 8, 2015. Highlights included results from hole GD-14-01C that had been drilled from surface. This hole intersected 19.87 g/t Au over a true width of 3.93 metres at a depth of -1,200 metres, at approximately -250 metres down plunge from the limits of the currently defined Resources, and reinforced the potential to grow the deposit both laterally and at depth. The second hole that was drilled from surface intersected two small mineralized zones at a depth of about -900 metres, the best one returned 2.43 g/t of gold over a true width of 1.5 metres. Exploration drilling in this area will continue from underground.

Richmont also announced a significant exploration program for Island Gold Mine in 2015, to test the eastern extension of the deposit at depths and targeted areas closer to surface, with the objective of increasing the number of ounces per vertical metre down to a depth of -1,000 metres, which would favourably impact development cost per ounce.

Island Gold Mine Transformational Development Plans and 2015 Corporate Guidance Announced

At the end of September 2014, the Corporation announced that Manroc had been hired to take over ramp development work to accelerate access to the deeper extension of the mine. This contracted development included extending the ramp to a depth of 660 metres by the end of 2014, and to a depth of 735 metres by the end of the contract in the second half of 2015. Concurrent with ramp development, Manroc was contracted to complete a drift on the -620 metre level of the mine to facilitate exploration/definition drilling. As of the end of 2014, the main ramp had achieved a vertical depth of -660 metres, as planned, and approximately 150 metres of the lateral drift on the -620 metre level was completed, with one drill bay already being used for definition drilling purposes.

In mid-January 2015 the Corporation provided 2015 forecasted production guidance of 78,000 – 88,000 ounces at a cash cost of CAN$935 – CAN$1,035 (US$850 – US$940), as well as additional transformational development plans for the Resource extension at the Island Gold Mine in Ontario. Specifically, 2015 development plans at Island Gold include extending the main access ramp to a minimum depth of 750 metres and the secondary eastern ramp to a minimum depth of -570 metres, and completing the in process 600 metre long exploration/definition drift to the east on the -620 metre level of the mine. Additional plans include 61,000 metres of exploration drilling to test the potential to extend the Resource to the east, as well as in some areas slightly to the west and closer to surface, 59,000 metres of definition and delineation drilling to upgrade the Inferred Resources between 500 and 1,000 metres of depth in preparation for mining in 2016, and mining and milling studies to evaluate mining and milling requirements under various possible growth scenarios. Please refer to the January 15, 2015 press release for full details.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Bought-Deal Financing Announced

On January 20, 2015 the Corporation announced that it had entered into an agreement with Macquarie Capital Markets Canada Ltd. as lead underwriter, on behalf of a syndicate of underwriters, for the issuance of 7.5 million common shares of the Corporation, on a bought-deal basis, at a price of CAN$4.00 per share for gross proceeds of CAN$30 million. The underwriters were also granted an over-allotment option to purchase up to an additional 1.125 million common shares. On January 21, 2015, Richmont announced that it had agreed to increase the size of its previously announced bought deal offering by 1.0 million shares, to 8.5 million shares in total, for gross proceeds of CAN$34 million. Including the entire over-allotment option, total gross proceeds would increase to CAN$38.5 million. Richmont plans to apply the net proceeds in their entirety toward accelerating the transformational development of the higher-grade Resource extension at its Island Gold Mine in Ontario currently underway. The bought deal financing was completed through a syndicate of underwriters lead by Macquarie Capital Markets Canada Ltd. and included CIBC World Markets Inc., National Bank Financial Inc., BMO Capital Markets, TD Securities Inc., and PI Financial Corp. in its syndicate of underwriters. Richmont received strategic advisory services from Red Cloud Mining Capital Inc. Please refer to the January 20 and January 21 2015 press releases for additional information.

Bought-Deal Financing Closed

On February 11, 2015 the Corporation announced that it had closed the previously announced bought-deal financing, subsequent to which a total of 9.625 million shares were issued, including the entire over-allotment option, at a price of CAN$4.00, generating gross proceeds of CAN$38.5 million. As of February 11, 2015, the Corporation had 57.9 million shares outstanding, and a cash balance of $67.5 million.

2014 Annual Results

Revenues for the 12 months ended December 31, 2014 totalled $132.2 million, a 47% increase over annual revenues of $90.2 million in 2013. This improvement was attributable to the 49% increase in the number of gold ounces sold during the current period, partially offset by the minimal 2% decrease in the average price of gold sold in Canadian dollars over the 12 month period. For the year 2014, a total of 94,503 ounces of gold were sold at an average price of CAN$1,396 (US$1,264), versus gold sales of 63,443 ounces in 2013 at an average price of CAN$1,419 (US$1,378).

Cost of sales totalled $111.9 million in 2014, up from $85.8 million in the year-ago period. The increase reflects 12 months of production from the Monique Mine in 2014, versus only 3 months in 2013, and higher cost per tonne at the Island Gold Mine stemming from slightly lower annual tonnage, increased levels of development, and costs associated with the short-term rental of equipment during the replacement of the primary crushing at the mill. The average cash cost per ounce of gold sold decreased 15% to CAN$956 (US$866) for 2014 from CAN$1,128 (US$1,095) in 2013, driven by improvements realized at all three of the Corporation’s operating mines primarily as a result of improved grades, and subsequent gold ounce sales.

Exploration and project evaluation costs totalled $3.8 million in 2014, well below the 2013 level of $7.9 million, driven primarily by lower levels at the Island Gold Mine as work focus was shifted from exploration to development that will enable an expanded exploration program in 2015, and lower exploration and project evaluation costs at the Wasamac Gold Property. In 2014, the Corporation made a $1.2 million adjustment to exploration tax credits of previous years and applied $0.7 million of tax credits. In 2013, the Corporation applied $1.0 million of tax credits. Richmont invested $23.1 million in its assets in 2014, compared to capital expenditures of $41.9 million in 2013. The decrease reflects lower development costs at the Monique Mine after it began commercial production in the fourth quarter of 2013, lower investments in the W Zone subsequent to the second quarter decision to cease operations, and lower annual investments at the Island Gold Mine.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Richmont generated net earnings from continuing operations of $8.2 million, or $0.18 per share, in 2014 which was reduced by $1.3 million, or $0.03 per share, of severance costs paid to the Corporation’s previous senior management. In 2013, Richmont generated a net loss from continuing operations of ($33.2) million, or ($0.84) per share, which includes charges totalling $22.1 million, or $0.56 per share, stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. The improved results in 2014 similarly reflect a lower average production cost per ounce that was driven by improved realized grades in the Corporation’s three operating mines, as well as a 49% increase in the number of gold ounces sold.

Operational Highlights

Island Gold Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Gold Poured
Tonnes	48,283	75,181	232,730	242,593
Head grade (g/t)	6.12	4.96	5.84	4.63
Gold recovery (%)	95.15	96.58	96.26	96.09
Recovered grade (g/t)	5.82	4.79	5.62	4.45
Ounces poured	9,052	11,587	42,042	34,691

Gold Sold
Tonnes	48,375	75,137	233,202	244,631
Head grade (g/t)	6.12	4.96	5.83	4.65
Gold recovery (%)	95.15	96.58	96.26	96.09
Recovered grade (g/t)	5.82	4.79	5.61	4.46
Ounces sold	9,052	11,565	42,078	35,113
Cash cost per ounce (CAN$)	1,307	946	982	1,124
Cash cost per ounce (US$)	1,151	901	889	1,092

The Island Gold Mine generated processed tonnage of 48,375 tonnes in the fourth quarter of 2014 at an average grade of 6.12 g/t, compared to fourth quarter 2013 results of 75,137 tonnes of ore at an average grade of 4.96 g/t. The decrease in the processed tonnage levels in the current period reflected that there were fewer available mining faces due to the lower levels of development in the first half of the year. Following the commencement of accelerated development in the last quarter of 2014 this trend is improving, and will continue to be further reinforced by the $9.3 million of sustaining capital expenditures planned for Island Gold in 2015. As a result of the lower tonnage levels, fourth quarter 2014 gold sales from this mine decreased to 9,052 ounces at an average price of CAN$1,354 (US$1,192) per ounce, versus gold sales of 11,565 ounces at an average price of CAN$1,331 (US$1,268) per ounce in the comparable period of 2013. Consequently, cash costs at Island Gold increased to CAN$1,307 (US$1,151) from CAN$946 (US$901) in the fourth quarter of 2013, a reflection of the lower processed tonnage as well as the previously announced additional costs associated with the rental of temporary primary crushing equipment in the quarter.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
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For the 12 months ended December 31, 2014, 233,202 tonnes of ore were processed at an average grade of 5.83 g/t, and 42,078 ounces of gold were sold at an average price of CAN$1,398 (US$1,266) per ounce. This compared to 2013 results, in which 244,631 tonnes of ore were processed at an average grade of 4.65 g/t, and 35,113 ounces of gold were sold at an average price of CAN$1,434 (US$1,392) per ounce. The higher year-over-year gold sales change reflect a 25% improvement in grade, partially offset by a slight 5% decrease in processed tonnage. Cash costs at Island Gold decreased year-over-year to CAN$982 (US$889) from CAN$1,124 (US$1,092) in 2013, with the improvement being driven by the higher recovered grade. This was partially offset by a higher mining cost per tonne year-over-year, which stemmed from a greater amount of development work and a lower amount of processed tonnage year-over-year, as well as the short-term rental of crushing equipment from an outside supplier.

The focus at Island Gold for 2015 will be to position the mine for future growth. Specifically, efforts will centre on defining and delineating the current Resource base below -400 metres via 44,500 metres of delineation drilling and 14,500 metres of definition drilling, testing the eastern and western potential of the current Resource base and several targeted areas closer to surface with 61,000 metres of exploration drilling, completing mining and milling studies in preparation for future growth, and making targeted investments in assets and equipment at the mine-site. Please refer to the January 15, 2015 press release for full details regarding the Corporation’s 2015 accelerated development plans for the Island Gold Mine.

Richmont is targeting 2015 production of approximately 45,000 to 50,000 ounces of gold at the Island Gold Mine.

ISLAND GOLD MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
	December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Total Proven & Probable Reserves[2]	895,000	6.39	183,750	733,000	6.09	143,500
Total Measured & Indicated Resources	733,500	9.29	219,050	739,500	9.81	233,350
Inferred Resources	3,547,500	8.79	1,002,750	3,559,000	9.07	1,037,350
[1]

Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 12 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[2]	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).

Proven and Probable Reserves at Island Gold were increased by 28%, net of 2014 mining depletion. As of December 31, 2014, total Proven and Probable Reserves at the Island Gold Mine were 183,750 gold ounces, of which 51%, or 93,750 ounces, are located in zones below –400 metres. This compared to Proven and Probable Reserves of 143,500 gold ounces at the end of December 2013. The updated Reserve estimate reflects the 16,897 metres of definition drilling and 17,702 metres of delineation drilling completed during the year, which successfully replaced Reserves that were mined during the year.

The estimated Measured and Indicated Resources of Island Gold Mine totalled 219,050 ounces of gold at December 31, 2014, which includes 154,200 ounces of gold within the lower extension below –400 metres. Measured and Indicated Resources within the Island Gold Mine infrastructure decreased from the December 31, 2013 level of 233,350 gold ounces, reflecting that some Resources were successfully reclassified as Reserves. Measured and Indicated Resources are exclusive of Reserves.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
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Estimated Inferred Resources were 1,002,750 ounces of gold at the end of 2014, with the extension below –400 metres encompassing 919,950 of these ounces. This compares to Inferred Resources of 1,037,350 ounces of gold at the end of 2013, which included 954,600 ounces in the deeper extension of the mine.

Gold grades of the Mineral Resources are slightly lower compared to 2013. This reflects some changes made in the kriging parameters used in the deeper extension estimation as well as a decreased of the gold assay capping levels for some of the lower parallel zones. Capping was reduced from 95 to 70 g/t Au for the B Zone and from 40 to 31 g/t Au for the D, D1 and E1E zones following a new statistical review.

The Corporation hired RPA, an independent consultant, to conduct a review of the estimated Mineral Resources for the zones below a vertical depth of -400 metres at the Island Gold Mine. RPA concluded that the estimate is reasonable, has been adequately prepared using standard industry practices, and conforms to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) as incorporated into National Instrument 43-101 (NI 43-101).

A portion of the C Zone Resource, located between the -535 metres and -675 metres levels, have been successfully transferred into Reserves following definition drilling and development that were completed in 2014. A study comparing the Resources as of December 31, 2013 and the Resources/Reserves and mined material as of December 31, 2014 for this specific area was completed, with the results showing good reconciliation. Specifically, at the end of 2013, 286,000 tonnes at a grade of 8.3 g/t were estimated for this area. This compared very favourably to the 294,000 tonnes at a grade of 8.67 g/t at the end of 2014, with all material (including mined material) reported as a Resource with no recovery or dilution take into account. This result is for a small portion of the C Zone and, consequently, should not be extrapolated to the entire C Zone area.

Beaufor Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Gold Poured
Tonnes	30,247	23,085	115,573	124,570
Head grade (g/t)	6.93	5.04	6.86	5.89
Gold recovery (%)	98.38	97.05	97.91	97.75
Recovered grade (g/t)	6.82	4.89	6.72	5.76
Ounces poured	6,633	3,631	24,959	23,076

Gold Sold
Tonnes	27,065	25,219	111,474	124,569
Head grade (g/t)	6.82	5.15	6.84	5.88
Gold recovery (%)	98.38	97.05	97.91	97.75
Recovered grade (g/t)	6.71	5.00	6.70	5.75
Ounces sold	5,839	4,051	24,006	23,028
Cash cost of production per ounce (CAN$)	935	1,494	946	1,082
Cash cost of production per ounce (US$)	823	1,423	856	1,051

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
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The Beaufor Mine continued its strong performance momentum into the fourth quarter of 2014, generating year-over-year increases of 7% and 32% in processed tonnage levels and average head grade, respectively, which were driven by more selective mining and tonnage originating from the M Zone of the mine. A total of 27,065 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.82 g/t in the fourth quarter of 2014, compared to processed tonnage of 25,219 tonnes at an average grade of 5.15 g/t in the fourth quarter of 2013. Combined with a stronger gold recovery rate, these improvements drove gold sales of 5,839 ounces in the current period at an average realized price of CAN$1,367 (US$1,204) per ounce, compared with fourth quarter 2013 gold sales of 4,051 ounces at an average realized price of CAN$1,319 (US$1,257) per ounce. Resulting cash costs at this mine decreased 37% to CAN$935 (US$823) in the fourth quarter of 2014, from CAN$1,494 (US$1,423) in the comparable period last year.

For 2014, a total of 111,474 tonnes of ore were processed from the Beaufor Mine at an average grade of 6.84 g/t, and 24,006 ounces of gold were sold at an average price of CAN$1,399 (US$1,267). This compared to tonnage of 124,569 at an average grade of 5.88 g/t, and gold sales of 23,028 ounces at an average price of CAN$1,417 (US$1,376) in 2013. Cash costs at the Beaufor Mine for the 12 months of 2014 decreased 13% to CAN$946 (US$856) from CAN$1,082 (US$1,051) last year, driven by the improved grade resulting from a more selective mining approach.

2015 production from the Quebec assets, which includes the Beaufor and Monique mines is expected to be approximately 33,000 to 37,000 ounces of gold.

BEAUFOR MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]

	December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Proven & Probable Reserves[2]	144,500	7.06	32,750	212,500	6.43	43,950
Measured & Indicated Resources	917,000	6.44	189,850	911,000	6.44	188,500
Inferred Resources	743,000	6.51	155,600	906,000	6.50	189,200
[1]

Mineral Resources presented are exclusive of Mineral Reserves. Mineral Reserves and Resources of the W Zone and 350 Zone are included as at Dec. 31, 2014 and Dec. 31, 2013. Please refer to the detailed Reserve & Resource table on page 12 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[2]	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a gold price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).

Proven and Probable Reserves at the Beaufor Mine property, which include estimated Reserves located within the W Zone and 350 Zone, decreased to 32,750 gold ounces at December 31, 2014, from 43,950 gold ounces at December 31, 2013, as 12,801 metres of definition drilling on the Beaufor Mine property in 2014 was insufficient to replace mined Reserves during the year. More than half of the Proven and Probable Reserves are contained in two zones, namely the M-M1 Zone with 48,000 tonnes at a grade of 7.32 g/t for 11,400 ounces and the 350 Zone with 28,000 tonnes at a grade of 7.34 g/t for 6,650 ounces.

Measured and Indicated Resources at the Beaufor Mine property, including those of the W Zone and 350 Zone, were essentially unchanged at 189,850 ounces of gold at the end of December 2014 versus 188,500 ounces of gold at the end of 2013, while Inferred Resources decreased to 155,600 ounces of gold versus 189,200 ounces at December 31, 2013 mainly as a result of a change in the estimation parameters for the Q Zone, which contains Inferred Resource with 240,000 tonnes at a grade of 6.96 g/t for 53,700 ounces.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
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Monique Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Gold Poured
Tonnes	95,768	68,301	280,420	68,301
Head grade (g/t)	2.78	2.18	2.69	2.18
Gold recovery (%)	95.41	94.35	96.03	94.35
Recovered grade (g/t)	2.65	2.06	2.59	2.06
Ounces poured	8,169	4,521	23,307	4,521

Gold Sold
Tonnes	77,874	51,541	279,884	51,541
Head grade (g/t)	2.84	1.90	2.72	1.90
Gold recovery (%)	95.41	94.35	96.03	94.35
Recovered grade (g/t)	2.71	1.80	2.61	1.80
Ounces sold	6,775	2,976	23,490	2,976
Cash cost per ounce (CAN$)	586	1,290	910	1,290
Cash cost per ounce (US$)	516	1,230	824	1,230

A total of 77,874 tonnes were processed from the open-pit Monique Mine at an average grade of 2.84 g/t in the fourth quarter of 2014. This compared to the 51,541 tonnes processed at an average grade of 1.90 g/t processed in the same period in 2013 following the commencement of commercial production on October 1, 2013. Gold sales from this mine totaled 6,775 ounces at an average price of CAN$1,366 (US$1,203) during the fourth quarter of 2014, versus gold sales of 2,976 ounces at an average price of CAN$1,328 (US$1,265) per ounce in the comparable period of 2013. Fourth quarter cash costs at Monique decreased significantly to CAN$586 (US$516) in 2014, from CAN$1,290 (US$1,230) in the same period in 2013, primarily a reflection of high cash costs in the 2013 period during which production was ramping up in the first months of commercial operation.

During the 12 months of 2014 a total of 279,884 tonnes of ore were processed at an average grade of 2.72 g/t from the Monique Mine, versus processed tonnage of 51,541 tonnes at an average grade of 1.90 g/t in 2013, which included only 3 months of commercial production. Annual gold sales from this mine totaled 23,490 ounces at an average price of CAN$1,387 (US$1,256) in the 12 months of 2014, versus gold sales of 2,976 ounces at an average price of CAN$1,328 (US$1,265) per ounce in the three months of commercial production in 2013. Annual cash costs of CAN$910 (US$824) reflect a full year of production, and compared to cash costs of CAN$1,290 (US$1,230) in the year-ago period, which included the first three months of commercial operation.

Mining activities at the Monique open-pit were completed in the last week of January 2015. Along with the ore that was generated in the first month of 2015, the on-site stockpile of over 158,000 tonnes of ore at 1.81 g/t as at the end of December 2014 will continue to be batch processed at the Corporation’s Camflo Mill through to the third quarter of 2015.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 11 of 20

W Zone Mine

	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Gold Poured
Tonnes	-	23,185	36,789	23,185
Head grade (g/t)	-	3.26	4.25	3.26
Gold recovery (%)	-	95.65	97.45	95.65
Recovered grade (g/t)	-	3.12	4.14	3.12
Ounces poured	-	2,324	4,900	2,324

Gold Sold
Tonnes	-	23,262	37,055	23,262
Head grade (g/t)	-	3.25	4.25	3.25
Gold recovery (%)	-	95.65	97.45	95.65
Recovered grade (g/t)	-	3.11	4.14	3.11
Ounces sold	-	2,326	4,929	2,326
Cash cost per ounce (CAN$)	-	1,441	992	1,441
Cash cost per ounce (US$)	-	1,373	899	1,373

A total of 37,055 tonnes of ore were processed at an average grade of 4.25 g/t from the W Zone on the Beaufor Mine property in 2014. Annual gold sales from this mine were 4,929 ounces at an average price of CAN$1,405 (US$1,272) per ounce. This compared to 23,262 tonnes at an average grade of 3.25 g/t, and gold sales of 2,326 ounces at an average price of CAN$1,328 (US$1,265) in the year-ago period. Cash costs at the operation were CAN$992 (US$899) in 2014, versus CAN$1,441 (US$1,373) in 2013, a result of the cessation of development related costs when operations were ceased in the second quarter of 2014. Following the end of mining at the W Zone in the second quarter of 2014, assets from the operation were transferred to the Corporation’s Beaufor Mine and Island Gold Mine.

Camflo Mill

The Camflo Mill processed a total of 115,694 tonnes during the fourth quarter of 2014, versus 106,806 tonnes in the comparable period of 2013. For the full year, a total of 435,371 tonnes were processed at the Camflo Mill, up 37% from the 317,038 tonnes processed in 2013. This increase was attributable to the contribution of a full year of commercial production from the Monique Mine in 2014, versus only three months in the prior year. The Corporation expects to continue operating the Camflo Mill at full capacity through the third quarter of 2015, after which utilization rates are expected to decrease to approximately 30% when only ore from the Beaufor Mine will continue to be processed once the Monique stockpile has been milled. The Corporation will pursue and evaluate opportunities to fill the future unused capacity at the mill.

Renaud Adams
President and Chief Executive Officer

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 12 of 20

RICHMONT MINES – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
	December 31, 2014			December 31, 2013
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained

Island Gold Mine
Proven Reserves[2]	173,000	6.25	34,700	251,500	5.95	48,100
Proven Reserves[2] (below -400 m)	86,000	6.57	18,150	-	-	-
Probable Reserves[2]	290,500	5.91	55,300	393,000	6.04	76,350
Probable Reserves[2] (below -400 m)	345,500	6.81	75,600	88,500	6.70	19,050
Total Proven & Probable Reserves[2]	895,000	6.39	183,750	733,000	6.09	143,500

Measured Resources	26,000	5.30	4,400	28,000	5.57	5,050
Indicated Resources	269,500	6.98	60,450	255,500	7.23	59,400
Indicated Resources[3] (below -400 m)	438,000	10.95	154,200	456,000	11.52	168,900
Total Measured & Indicated Resources	733,500	9.29	219,050	739,500	9.81	233,350

Inferred Resources	369,500	6.97	82,800	363,000	7.09	82,750
Inferred Resources[3] (below -400 m)	3,178,000	9.00	919,950	3,196,000	9.29	954,600
Total Inferred Resources	3,547,500	8.79	1,002,750	3,559,000	9.07	1,037,350

Beaufor Mine[4]
Proven Reserves[2]	53,000	7.13	12,100	82,000	5.54	14,600
Probable Reserves[2]	91,500	7.02	20,650	130,500	7.00	29,350
Total Proven and Probable Reserves	144,500	7.06	32,750	212,500	6.43	43,950

Measured Resources	111,500	5.30	19,000	107,500	5.50	19,000
Indicated Resources	805,500	6.60	170,850	803,500	6.56	169,500
Total Measured & Indicated Resources	917,000	6.44	189,850	911,000	6.44	188,500
Inferred Resources	743,000	6.51	155,600	906,000	6.50	189,200

Monique Mine[5]
Proven Reserves[2]	-	-	-	14,500	1.42	650
Probable Reserves[2]	14,500	3.16	1,450	401,000	2.33	30,050
Total Proven & Probable Reserves[2]	14,500	3.16	1,450	416,000	2.30	30,700
Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850

Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400

Francoeur Gold Property[6,7]
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150

TOTAL GOLD
Proven + Probable Reserves	1,054,000	6.43	217,950	1,361,500	4.98	218,150
Measured + Indicated Resources	17,329,500	3.40	1,894,600	17,329,500	3.42	1,907,550
Inferred Resources	23,067,500	3.73	2,767,900	23,242,000	3.80	2,836,100
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2014, based on a gold price of US$1,200/oz and an exchange rate of CAN$1.0833 = US$1.00 (in 2013, a price of US$1,225/oz and an exchange rate of CAN$1.06 = US$1.00 were used).
[3]	Underground Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2014 and 2013.
[5]	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
[6]	Underground Mineral Resources established as of December 31, 2012.
[7]	Francoeur Mine closed in November 2012.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 13 of 20

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The Reserve and Resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 14 of 20

Regulation 43-101
The Mineral Reserve and Resource estimations as of December 31, 2014 and December 31, 2013 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A 43-101 technical report was completed for the Island Gold Mine as of December 31, 2013, and was filed on SEDAR on March 31, 2014.

The Reserve and Resource estimations of Beaufor, Island Gold and Monique mines were prepared using a gold price of US$1,200 (CAN$1,300) per ounce for 2014 and US$1,225 (CAN$1,300) per ounce for 2013.

The resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared y qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed y Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

The Monique Mine Reserve and Resource estimate as of December 31, 2013 was established using a gold price of US$1,225 (CAN$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101. A 43-101 technical report was completed for the first Reserve estimation of this property on July 1st, 2013, and was filed on SEDAR on September 13, 2013.

For more information, please contact:

Investor Relations:
Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont- ines.com
Visit our Facebook page

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 15 of 20

EXPLORATION AND PROJECT EVALUATION
	(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

Exploration costs – Mines
Island Gold	442	512	771	4,532
Beaufor	606	308	1,733	1,929
	1,048	820	2,504	6,461

Exploration costs – Other properties
Wasamac	20	92	169	1,102
Monique	-	2	2	221
Other	114	42	154	347
Project evaluation	94	46	357	474

Exploration and project evaluation before depreciation and exploration tax credits	1,276	1,002	3,186	8,605

Depreciation	13	23	71	229
Exploration tax credits	1,242	(96)	515	(959)

	2,531	929	3,772	7,875

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 16 of 20

FINANCIAL DATA
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
CAN$	2014	2013	2014	2013

Results (in thousands of $)
Revenues	29,562	27,828	132,196	90,213
Net earnings (loss) from continuing operations	1,040	(28,686)	8,182	(33,162)
Net loss from discontinued operation	-	(389)	-	(1,098)
Net earnings (loss)	1,040	(29,075)	8,182	(34,260)
Adjusted net earnings (loss)[1]	1,040	(5,970)	8,182	(11,041)
Cash flows from operating activities	3,058	8,160	27,279	3,456

Results per share ($)
Basic earnings (loss) from continuing operations	0.02	(0.72)	0.18	(0.84)
Basic loss from discontinued operation	-	(0.01)	-	(0.03)
Basic net earnings (loss)	0.02	(0.73)	0.18	(0.87)
Basic adjusted net earnings[1]	0.02	(0.15)	0.18	(0.28)
Diluted earnings (loss) from continuing operations	0.02	(0.72)	0.18	(0.84)
Diluted net earnings (loss)	0.02	(0.73)	0.18	(0.87)
Cash flows from operating activities	0.06	0.21	0.60	0.09

Basic weighted average number of common shares outstanding (thousands)	47,993	39,596	45,261	39,594
Diluted weighted average number of common shares outstanding (thousands)	48,805	39,596	45,700	39,594

Average selling price of gold per ounce	1,361	1,328	1,396	1,419
Average selling price of gold per ounce (US$)	1,198	1,265	1,264	1,378
[1]

The adjusted net loss is a financial performance measure with no standard definition under IFRS. In 2013, adjusted net loss excludes the $13,472 impairment loss on W Zone Mine’s assets, the $1,098 net loss from discontinued operation, the $7,484 write-off of deferred income and mining tax assets and the $1,165 write-off of financing costs.

	December 31, 2014	December 31, 2013

Financial position (in thousands of $)
Total assets	148,771	123,328
Working capital	34,837	13,952
Long-term debt	5,724	5,196

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015
Page 17 of 20

SALES AND PRODUCTION DATA
	Three-month period ended December 31
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2014	9,052	9,052	1,151	1,307
	2013	11,565	11,587	901	946
Beaufor Mine	2014	5,839	6,633	823	935
	2013	4,051	3,631	1,423	1,494
W Zone Mine	2014	-	-	-	-
	2013	2,326	2,324	1,373	1,441
Monique Mine	2014	6,775	8,169	516	586
	2013	2,976	4,521	1,230	1,290
Total – Continuing operations	2014	21,666	23,854	864	981
	2013	20,918	22,063	1,102	1,156
Francoeur Mine - Discontinued operation	2014	-	-	-	-
	2013	-	-	-	-

Note:	Average exchange rate used for Q4-2014: US$1 = CAN$1.1356
Average exchange rate used for Q4-2013: US$1 = CAN$1.0494

	Fiscal year ended December 31
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2014	42,078	42,042	889	982
	2013	35,113	34,691	1,092	1,124
Beaufor Mine	2014	24,006	24,959	856	946
	2013	23,028	23,076	1,051	1,082
W Zone Mine	2014	4,929	4,900	899	992
	2013	2,326	2,324	1,373	1,441
Monique Mine	2014	23,490	23,307	824	910
	2013	2,976	4,521	1,230	1,290
Total – Continuing operations	2014	94,503	95,208	866	956
	2013	63,443	64,612	1,095	1,128
Francoeur Mine - Discontinued operation	2014	-	-	-	-
	2013	1,299	1,211	1,350	1,390

Note:	Average exchange rate used for 2014: US$1 = CAN$1.1045
Average exchange rate used for 2013: US$1 = CAN$1.0299

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015

CONSOLIDATED INCOME STATEMENTS
		(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

CONTINUING OPERATIONS
Revenues	29,562	27,828	132,196	90,213
Cost of sales	25,103	31,008	111,898	85,832

GROSS PROFIT (LOSS)	4,459	(3,180)	20,298	4,381

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	2,531	929	3,772	7,875
Administration	1,945	2,016	7,627	7,514
Loss (gain) on disposal of long-term assets	388	(13)	639	105
Impairment loss on W Zone Mine	-	13,472	-	13,472
Other revenues	(66)	(101)	(102)	(154)

	4,798	16,303	11,936	28,812

OPERATING EARNINGS (LOSS)	(339)	(19,483)	8,362	(24,431)

Financial expenses	28	1,189	111	1,263
Financial revenues	(131)	(83)	(436)	(526)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	(236)	(20,589)	8,687	(25,168)

MINING AND INCOME TAXES	(1,276)	8,097	505	7,994

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	1,040	(28,686)	8,182	(33,162)

NET LOSS FROM DISCONTINUED OPERATION	-	(389)	-	(1,098)

NET EARNINGS (LOSS)	1,040	(29,075)	8,182	(34,260)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.02	(0.72)	0.18	(0.84)
Loss from discontinued operation	-	(0.01)	-	(0.03)

Basic net earnings (loss)	0.02	(0.73)	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.02	(0.72)	0.18	(0.84)
Loss from discontinued operation	-	(0.01)	-	(0.03)

Diluted net earnings (loss)	0.02	(0.73)	0.18	(0.87)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	47,993	39,596	45,261	39,594

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	48,805	39,596	45,700	39,594

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	(in thousands of Canadian dollars)
	December 31,	December 31,
	2014	2013
	$	$

ASSETS

CURRENT ASSETS
Cash	35,273	17,551
Guaranteed investment certificate, 0.9%, maturing in February 2015	474	-
Receivables	3,139	3,008
Income and mining tax assets	1,558	925
Exploration tax credits receivable	5,300	5,670
Inventories	13,814	9,075

	59,558	36,229

RESTRICTED DEPOSITS	1,016	3,421

PROPERTY, PLANT AND EQUIPMENT	88,197	83,678

TOTAL ASSETS	148,771	123,328

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	19,487	19,897
Income and mining taxes payable	3,241	1,225
Current portion of long-term debt	1,799	825
Current portion of asset retirement obligations	194	330

	24,721	22,277

LONG-TERM DEBT	5,724	5,196

ASSET RETIREMENT OBLIGATIONS	8,043	7,603

DEFERRED INCOME AND MINING TAX LIABILITIES	2,326	1,899

TOTAL LIABILITIES	40,814	36,975

EQUITY
Share capital	144,535	132,202
Contributed surplus	12,342	11,253
Deficit	(48,920)	(57,102)

TOTAL EQUITY	107,957	86,353

TOTAL LIABILITIES AND EQUITY	148,771	123,328

RICHMONT MINES 2014 REVENUES UP 47% AND OPERATING CASH FLOW UP 689% OVER 2013; REPORTS FOURTH QUARTER AND FULL
YEAR 2014 RESULTS
February 19, 2015

CONSOLIDATED STATEMENTS OF CASH FLOWS
		(in thousands of Canadian dollars)
	Three months ended		Fiscal year ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
	$	$	$	$

OPERATING ACTIVITIES
Net earnings (loss)	1,040	(29,075)	8,182	(34,260)
Adjustments for:
Depreciation and depletion	3,899	6,889	21,808	14,674
Impairment loss on W Zone Mine’s assets	-	13,472	-	13,472
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	-	-	867
Income and mining taxes received (paid)	5	(37)	1,304	(1,541)
Interest revenues	(118)	(62)	(409)	(409)
Interest and accretion expenses on long-term debt	37	44	161	66
Share-based compensation	601	717	2,008	2,521
Share-based compensation settled in cash	(60)	(725)	(60)	(725)
Adjustment to closure allowance	(60)	-	(60)	-
Financing expenses	-	1,165	-	1,165
Accretion expense – asset retirement obligations	28	23	111	81
Loss on disposal of long-term assets	387	93	639	193
Gain on disposal of shares of publicly-traded companies	-	-	-	(12)
Mining and income taxes	(1,276)	8,097	505	7,994

	4,483	601	34,189	4,086

Net change in non-cash working capital items	(1,425)	7,559	(6,910)	(630)

Cash flows from operating activities	3,058	8,160	27,279	3,456

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	-	-	12
Interest received	109	55	390	420
Restricted deposits	8	-	(704)	(2,737)
Guaranteed investment certificate	-	-	2,650	-
Property, plant and equipment – Island Gold Mine	(4,141)	(8,285)	(20,168)	(27,770)
Property, plant and equipment – Beaufor Mine	(49)	(587)	(1,623)	(980)
Property, plant and equipment – W Zone Mine	-	(761)	(234)	(3,779)
Property, plant and equipment – Monique Mine	-	(1,776)	(21)	(8,358)
Property, plant and equipment – Other	(262)	(431)	(1,006)	(1,001)
Disposition of property, plant and equipment	40	715	390	869

Cash flows used in investing activities	(4,295)	(11,070)	(20,326)	(43,324)

FINANCING ACTIVITIES
Payments of asset retirement obligations	(19)	-	(74)	-
Issue of common shares	721	-	12,762	62
Common shares issue costs	-	-	(934)	-
Interest paid	(36)	(44)	(160)	(66)
Long term debt	(1,859)	-	-	-
Financing expenses	-	(72)	-	(727)
Payment of finance leases obligations	(194)	(603)	(825)	(1,660)

Cash flows from (used in) financing activities	(1,387)	(719)	10,769	(2,391)

Net change in cash	(2,624)	(3,629)	17,722	(42,259)

Cash, beginning of period	37,897	21,180	17,551	59,810

Cash, end of period	35,273	17,551	35,273	17,551